UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____February 10, 2005_____________

Date

 Lismer Extension Drill Hole Assay Results

Phase 7 $3.0 Million Program Continuing

River Valley PGM Project, Sudbury, Ontario

Vancouver, BC - Pacific North West Capital Corp. (PFN: TSX) is pleased to report assays from the 500 metre long newly discovered Lismer Extension Zone of the River Valley Project.

The Lismer Extension Zone lies 400 metres south east along strike from the mineral resource reported in the Dana Zones, and 400 metres north west of the Lismer Zone mineral resource.  It is one of nine target areas, along the 15 km long northern contact of the River Valley intrusive.  The drill holes in the Lismer Extension Zone continue to intersect wide widths of sulphide mineralization within the intrusive's brecciated footwall contact.

Several more high-grade intercepts have been intersected in the current exploration drilling program, including 45 metres at 1.5 g/t Pt/Pd/Au (3E) in DDH LR-136.  Results to date are defining a mineralized zone that exceeds 30 metres in width and extends to at least 200 metres in depth and contains higher grades over significant widths, e.g. 5 metres @ 4.52 g/t 3E in LR-139 (See Intersection Table below). The drill holes were drilled across strike except for LR-138 (See Location Table below), which tested the northwest bounding fault.  The dip of the zone varies along strike and to depth, but generally it is to the southwest at between 65 and 75 degrees.  Seven additional holes have now been drilled in the Lismer Extension Zone, all aimed at determining the trend and depth extent of the mineralized zone.  Assays from the remaining holes are pending.

Initial Lismer Extension Drill Intersections

DDH	From (m)	To (m)	Int (m)	Int (ft)	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd(ppb)	3E (g/t)	Cu (ppm)	Ni (ppm)
LR-130	77	83	6	19.7	37	207	581	789	0.83	1049	256
incl	77	78	1	3.3	59	465	1465	1930	1.99	838	247

LR-131	106	123	17	55.8	47	271	581	852	0.90	1027	217
incl	106	109	3	9.8	47	424	982	1405	1.45	222	80
incl	120	123	3	9.8	88	369	839	1209	1.30	2499	413
LR-131	134	135	1	3.3	63	475	1481	1956	2.02	1455	359

LR-132	125	127	2	6.6	43	400	718	1117	1.16	797	160
LR-132	135	146	11	36.1	48	239	701	941	0.99	1164	231
incl	137	140	3	9.8	74	387	1100	1487	1.56	1567	289
incl	144	146	2	6.6	66	297	964	1261	1.33	1618	281

LR-133	95	125	30	98.4	39	221	561	782	0.82	930	194
incl	110	119	9	29.5	79	450	1408	1858	1.94	1941	418
incl	110	113	3	9.8	89	598	1902	2501	2.59	2168	426
incl	114	116	2	6.6	95	512	1473	1985	2.08	2462	534

Pacific North West Capital Corp. NEWS RELEASE February 1 , 2005

Initial Lismer Extension Drill Intersections

DDH	From(m)	To (m)	Int (m)	Int (ft)	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd(ppb)	3E (g/t)	Cu (ppm)	Ni (ppm)
LR-134	155	162	7	23.0	43	198	674	872	0.92	1025	207
incl	160	162	2	6.6	77	320	1186	1505	1.58	1816	305

LR-135	198	212	14	45.9	96	426	1384	1810	1.91	2174	401
incl	198	206	8	26.2	120	545	1756	2301	2.42	2469	457

LR-136	145	190	45	147.6	56	372	1082	1455	1.51	819	225
incl	145	148	3	9.8	52	643	1835	2478	2.53	545	284
incl	166	190	24	78.7	89	554	1671	2225	2.31	1259	290
incl	166	172	6	19.7	111	951	2503	3454	3.57	1201	244
incl	174	180	6	19.7	130	673	2316	2989	3.12	1805	333

LR-137	171	192	21	68.9	42	227	622	849	0.89	1080	215
incl	179	184	5	16.4	45	282	793	1075	1.12	1345	245
incl	190	192	2	6.6	92	410	888	1298	1.39	2067	503

LR-139	234	279	45	147.6	59	311	997	1308	1.37	1201	307
incl	234	245	11	36.1	111	685	2069	2755	2.87	2542	457
incl	234	239	5	16.4	161	1068	3290	4358	4.52	3661	620
incl	262	266	4	13.1	107	290	1609	1898	2.01	1596	864
incl	275	279	4	13.1	64	346	1057	1402	1.47	874	247

Other Mineralized Zones

A second drill has started work on the Varley Zone Approximately 3 kilometres southeast of the Lismer Ridge Zone.  This drilling will be expanding the mineralized zone that now contains an inferred resource of 2.7 million tonnes of 1.16 g/t (3E)

LISMER - DRILL HOLE LOCATIONS
DDH	Grid-NE	Grid-SE	Azimuth	Dip	Depth(m)
LR-130	5+50	9+00	45.0	-45.0	107.00
LR-131	4+10	8+00	45.0	-45.0	158.00
LR-132	4+75	8+50	45.0	-45.0	206.00
LR-133	5+00	9+00	45.0	-45.0	178.00
LR-134	4+90	9+60	45.0	-45.0	218.00
LR-135	4+45	9+50	45.0	-45.0	227.00
LR-136	4+75	9+00	45.0	-55.0	223.00
LR-137	4+30	8+50	45.0	-45.0	234.50
LR-138	4+60	8+00	270.0	-45.0	116.00
LR-139	3+95	9+50	45.0	-45.0	298.00

More drill holes are planned for the Casson Zone, located in the River Valley intrusive, 1800 metres south of the Dana Zone. A down hole IP survey in CA-01has indicated an anomalous target below the hole which will be tested along with other surface IP responses.  Additional geophysical IP work is continuing in the Casson area, to evaluate this interior portion of the layered intrusive.

Phase 7 Budget Summary

April 2004 to April 2005 - Drilling, Bulk Sample

PFN, in joint venture with Anglo American Platinum Corporation Limited (Anglo Platinum) is carrying out a $3.0 million Phase 7 program. The program plans for 15,000 metres of diamond drilling, metallurgical testing and the collection of a bulk sample.  At the current time, a 40 tonne bulk sample has been collected for metallurgical studies, which will be used for metallurgical testing on the Dana North and Dana South Zones.

Pacific North West Capital Corp. NEWS RELEASE February 1 , 2005

Particular emphasis is being placed on expanding targets identified by reconnaissance drilling, geophysics, and geology, especially along the northern contact of the intrusive, where platinum-palladium mineralization has been established to exist within the contact breccia zone over a strike length in excess of 15 kilometres. (Initial mineral resource estimates have been concentrated only in the Dana Lake and Lismer's Ridge area, an area which is approximately 3 kilometre long).

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum is has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer.

On behalf of the Board of Directors Harry Barr President and CEO	For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com, by fax 604-685-8045 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

For a copy of the map attachment for this release, please visit our website at www.pfncapital.com

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

January 6, 2005

Item 3: Press Release

A Press release dated and issued January 6, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

New PGM Zone Found at Lismer Extension / Phase 7 $3.0 Million Program Continuing River Valley PGM Project, Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___January 10, 2005____________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity